Exhibit 99.1

Parties to the Stockholders Agreement

1.	Ameritrade Holding Corporation
2.	Silver Lake Partners, L.P.
3.	Silver Lake Investors, L.P.
4.	Silver Lake Technology Investors, L.L.C.
5.	TA/Advent VIII, L.P.
6.	TA Executives Fund, LLC
7.	TA Investors, LLC
8.	TA Atlantic & Pacific IV, L.P.
9.	TA IX, L.P.
10.	Advent Atlantic & Pacific III, L.P.
11.	J. Joe Ricketts
12.	Marlene M. Ricketts
13.	Marlene M. Ricketts 1994 Dynasty Trust
14.	J. Joe Ricketts 1994 Dynasty Trust
15.	Ricketts Grandchildren Trust